                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           CORVAS INTERNATIONAL, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  221005 10 1
           --------------------------------------------------------
                                 (CUSIP Number)

                                MARC SCHNEIDMAN
                               BVF PARTNERS, L.P.
                       333 WEST WACKER DRIVE, SUITE 1600
                            CHICAGO, ILLINOIS 60606
                                 (415) 288-2396
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               SEPTEMBER 8, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 7 Pages
                                        ---

CUSIP No. 221005 10 1                  13D                Page  2  of  7  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              1,557,506
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              1,557,506
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,557,506
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     10.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 221005 10 1                  13D                Page  3  of  7  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     BVF PARTNERS, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     OO
------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              3,302,743
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              3,302,743
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,302,743
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     21.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 221005 10 1                  13D                Page  4  of  7  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     BVF INC.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              3,302,743
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              3,302,743
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,302,743
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     21.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IA, CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 221005 10 1                  13D                Page  5  of  7  Pages
          ---------                                            ---    ---

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D, dated August 12, 1998 (as so amended, the "Statement"), is filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, no par value (the "Stock"), of Corvas International, Inc., a Delaware corporation ("Corvas").

Item 4 is hereby amended to read in its entirety as follows:

ITEM 4.   PURPOSE OF TRANSACTIONS.

          The external environment for small, quality biotechnology companies is undergoing a period of rapid and profound change. The convergence of a depressed equity market, the possible slowing pace of a corporate partnering activity, and escalating cash burn rates could produce an industry shake-out in which financially conservative companies prosper and financially weak companies falter. This changing environment may call for managements and Boards to husband capital by significantly reducing cash burn rates and to otherwise alter preconceived business plans. If managed pro-actively and intelligently, this period could yield attractive returns for shareholders. However, the consequences of complacency and the potential for irreparable missteps are great. BVF may seek to work with company managements, Boards and shareholders to maximize shareholder value and, specifically, to protect the substantial value of funded, partnered programs from unnecessary dilution. BVF IS AMENDING ALL ITS 13-D FILINGS WITH THIS NOTICE.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) BVF beneficially owns 1,557,506 shares of the Stock, Partners beneficially owns 3,302,743 shares of the Stock, and BVF Inc. beneficially owns 3,302,743 shares of the Stock, approximately 10.1%, 21.4% and 21.4% respectively, of the aggregate number of shares outstanding as of August 7, 1998 (as reported in Corvas' most recent quarterly statement on Form 10-Q).

          (b) BVF shares voting and dispositive power over the 1,557,506 shares of the Stock it beneficially owns with Partners. Parnters and BVF Inc. share voting and dispositive power over the 3,302,743 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stock for investment purposes and the business address of each is BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

          (c) On August 24, 1998, Corvas issued warrants to purchase 375,000 shares of Common Stock in the form of Exhibit C to BVF and the Accounts in exchange for warrants to purchase a like number of shares in Corvas purchased by BVF and the other managed accounts on July 2, 1998. No other transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

          (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 6 is hereby amended to add the following paragraph at the end:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

CUSIP No. 221005 10 1                  13D                Page  6  of  7  Pages
          ---------                                            ---    ---

          On August 24, 1998, Corvas issued warrants to purchase up to 375,000 shares of Common Stock in the form of Exhibit C to BVF and the Accounts in exchange for warrants to purchase a like number of shares of Corvas owned by BVF and the Accounts issued pursuant to that certain Stock and Warrant Purchase Agreement, dated as of February 2, 1996, between the Company and certain investors named therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit A -- Agreement Regarding Joint Filing.

          Exhibit B -- Transactions in the Stock by the Reporting Persons
                       during the last 60 days.

          Exhibit C -- Form of Warrant to Purchase Shares of Common Stock
                       of Corvas International, Inc.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 1998.

          BIOTECHNOLOGY VALUE FUND, L.P.

          By:  BVF Partners L.P., its general partner

               By:  BVF Inc., its general partner

                    By:  /s/ Mark N. Lampert
                         --------------------------
                         Mark N. Lampert
                         President

CUSIP No. 221005 10 1                  13D                Page  7  of  7  Pages
          ---------                                            ---    ---


          BVF PARTNERS L.P.

          By:  BVF Inc., its general partner

               By:  /s/ Mark N. Lampert
                    --------------------------
                    Mark N. Lampert
                    President

          BVF INC.


               By:  /s/ Mark N. Lampert
                    --------------------------
                    Mark N. Lampert
                    President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING

          The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  September 8, 1998.

          BIOTECHNOLOGY VALUE FUND, L.P.

          By:  BVF Partners L.P., its general partner

               By:  BVF Inc., its general partner

                    By:  /s/ Mark N. Lampert
                         --------------------------
                         Mark N. Lampert
                         President

          BVF PARTNERS L.P.

          By:  BVF Inc., its general partner

               By:  /s/ Mark N. Lampert
                    --------------------------
                    Mark N. Lampert
                    President

          BVF INC.


          By:  /s/ Mark N. Lampert
               ---------------------------
               Mark N. Lampert
               President

                                 EXHIBIT C

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT.

THIS WARRANT IS VOID AFTER 5:00 P.M., SAN DIEGO TIME, ON FEBRUARY 1, 2002 OR UPON EARLY TERMINATION AS PROVIDED IN SECTION 9 HEREOF.

                                 WARRANT NO. ___


                                WARRANT TO PURCHASE
                          _______ SHARES OF COMMON STOCK OF
                             CORVAS INTERNATIONAL, INC.


This certifies that _______________________ (the "Holder"), or assigns, for value received, is entitled to purchase from Corvas International, Inc., a Delaware corporation (the "Company"), having a place of business at 3030 Science Park Road, San Diego, CA 92121, __________________ (________) fully paid and nonassessable shares of the Company's Common Stock ("Common Stock") for cash at a price of six dollars ($6.00) per share (the "Stock Purchase Price") at any time or from time to time up to and including 5:00 p.m. (Pacific time) on the first to occur of the Call Date (as defined in Section 9 hereof) or February 1, 2002 (such first date to occur is hereinafter referred to as the "Expiration Date" and such period is hereinafter referred to as the "Exercise Period"), upon surrender to the Company at its principal office (or at such other location as the Company may advise the Holder in writing) of this Warrant properly endorsed with the Form of Subscription attached hereto duly filled in and signed and upon payment in cash or by check, or by net exercise pursuant to Section 9.2 below, of the aggregate Stock Purchase Price for the number of shares for which this Warrant is being exercised determined in accordance with the provisions hereof. This Warrant is issued in exchange for one of the Warrants issued pursuant to that certain Stock and Warrant Purchase Agreement, dated as of February 2, 1996, between the Company and certain investors named therein (the "Purchase Agreement"). The Stock Purchase Price and the number of shares purchasable hereunder are subject to adjustment as provided in Section 3 of this Warrant.

          This Warrant is subject to the following terms and conditions:

     1. EXERCISE; ISSUANCE OF CERTIFICATES; PAYMENT FOR SHARES. This Warrant is exercisable at the option of the holder of record hereof, at any time or from time to time, up to the Expiration Date for all or any part of the shares of Common Stock (but not for a fraction of a share) which may be purchased hereunder. The Company agrees that the shares of Common Stock purchased under this Warrant shall be and are deemed to be issued to the Holder hereof as the record owner of such shares as of the close of business on the date on which this Warrant shall have been surrendered, properly endorsed, the completed, executed Form of Subscription delivered and payment made for such shares. Certificates for the shares of Common Stock so purchased, together with any other securities or property to which the Holder hereof is entitled upon such exercise, shall be delivered to the Holder hereof by the Company at the Company's expense within a reasonable time after the rights represented by this Warrant have been so exercised. In case of a purchase of less than all the shares which may be purchased under this Warrant, the Company shall cancel this Warrant and execute and deliver a new Warrant or Warrants of like tenor for the balance of the shares purchasable under the Warrant surrendered upon such purchase to the Holder hereof within a reasonable time. Each stock certificate so delivered shall be in such denominations of Common Stock as may be requested by the Holder hereof and shall be registered in the name of such Holder.

     2. SHARES TO BE FULLY PAID; RESERVATION OF SHARES. The Company covenants and agrees that all shares of Common Stock which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be duly authorized, validly issued, fully paid and nonassessable and free from all preemptive rights of any stockholder and free of all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved, for the purpose of issue or transfer upon exercise of the subscription rights evidenced by this Warrant, a sufficient number of shares of authorized but unissued Common Stock, or other securities and property, when and as required to provide for the exercise of the rights represented by this Warrant. The Company will take all such action as may be necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any domestic securities exchange upon which the Common Stock may be listed; PROVIDED, HOWEVER, that the Company shall not be required to effect a registration under Federal or State securities laws with respect to such exercise (except as contemplated by the Purchase Agreement). The Company will not take any action which would result in any adjustment of the Stock Purchase Price (as adjusted under Section 3 hereof) if the total number of shares of Common Stock issuable after such action upon exercise of all outstanding warrants, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon exercise of all options and upon the conversion of all convertible securities then outstanding, would exceed the total number of shares of Common Stock then authorized by the Company's Certificate of Incorporation.

     3. ADJUSTMENT OF STOCK PURCHASE PRICE AND NUMBER OF SHARES. The Stock Purchase Price and the number of shares purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events described in this Section 3. Upon each adjustment of the Stock Purchase Price, the Holder of this Warrant shall thereafter be entitled to purchase, at the Stock Purchase Price resulting from such adjustment, the number of shares obtained by multiplying the Stock Purchase Price in effect immediately prior to such adjustment by the number of shares purchasable pursuant hereto immediately prior to such adjustment, and dividing the product thereof by the Stock Purchase Price resulting from such adjustment.

          3.1  SUBDIVISION OR COMBINATION OF STOCK.  In case the Company
shall at any time after          , 1998 (the "Original Warrant Issue Date")
subdivide its outstanding shares of Common Stock into a greater number of shares, the Stock Purchase Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the Stock Purchase Price in effect immediately prior to such combination shall be proportionately increased.

          3.2  DIVIDENDS IN COMMON STOCK, OTHER STOCK, PROPERTY,
RECLASSIFICATION. If at any time or from time to time the Holders of Common Stock (or any shares of stock or other securities at the time receivable upon the exercise of this Warrant) shall have received or become entitled to receive, without payment therefor,

               (a) Common Stock or any shares of stock or other securities which are at any time directly or indirectly convertible into or exchangeable for Common Stock, or any rights or options to subscribe for, purchase or otherwise acquire any of the foregoing by way of dividend or other distribution,

               (b) any cash paid or payable otherwise than as a cash dividend, or

               (c) Common Stock or additional stock or other securities or property (including cash) by way of spinoff, split-up, reclassification, combination of shares or similar corporate rearrangement, (other than (i) shares of Common Stock issued as a stock split, adjustments in respect of which shall be covered by the terms of Section 3.1 above or (ii) an event for which adjustment is otherwise made pursuant to Section 3.3 below), then and in each such case, the Holder hereof shall, upon the exercise of this Warrant, be entitled to receive, in addition to the number of shares of Common Stock receivable thereupon, and without payment of any additional consideration therefor, the amount of stock and other securities and property (including cash in the cases referred to in clauses (b) and (c) above) which such Holder would hold on the date of such exercise had he been the holder of record of such Common Stock as of the date on which holders of Common Stock received or became entitled to receive such shares or all other additional stock and other securities and property.

          3.3 REORGANIZATION, RECLASSIFICATION, CONSOLIDATION, MERGER OR SALE. If any capital reorganization of the capital stock of the Company, or any consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities, or other assets or property, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provisions shall be made whereby the holder hereof shall thereafter have the right to purchase and receive (in lieu of the shares of the Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby) such shares of stock, securities or other assets (including cash) or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby. In any reorganization described above, appropriate provision shall be made with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof (including, without limitation, provisions for adjustments of the Stock Purchase Price and of the number of shares purchasable and receivable upon the exercise of this Warrant) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof (including an immediate adjustment, by reason of such reorganization or reclassification, of the Stock Purchase Price to the value for the Common Stock reflected by the terms of such reorganization or reclassification if the value so reflected is less than the Stock Purchase Price in effect immediately prior to such reorganization or reclassification). In the event of a merger or consolidation of the Company as a result of which a greater or lesser number of shares of common stock of the surviving corporation are issuable to holders of Common Stock of the Company outstanding immediately prior to such merger or consolidation, the Stock Purchase Price in effect immediately prior to such merger or consolidation shall be adjusted in the same manner as though there were a subdivision or combination of the outstanding shares of Common Stock of the Company. The Company will not effect any such consolidation, merger or sale unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or the corporation purchasing such assets shall assume by written instrument, executed and mailed or delivered to the registered Holder hereof at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase.

          3.4 ISSUANCE OF ADDITIONAL SHARES. The Stock Purchase Price in effect from time to time shall be subject to adjustment upon the issuance of Common Stock or Convertible Securities (as hereinafter defined) so long as any Warrants are then issued and outstanding.

               (a) SPECIAL DEFINITIONS. For purposes of this Section 3.4, the following definitions shall apply:

                    (i) "Option" shall mean contractual rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities.

                    (ii) "Warrants" shall mean, collectively, this Warrant and the other warrants issued on the Original Warrant Issue Date in connection with the transaction with respect to which this Warrant was issued.

                    (iii) "Convertible Securities" shall mean any evidences of indebtedness, shares (other than Common Stock and Warrants) or other securities directly or indirectly convertible into or exchangeable for Common Stock.

                    (iv) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 3.4(c), deemed to be issued) by the Company after the Original Warrant Issue Date, other than shares of Common Stock issued or issuable:

                         (1)  pursuant to Options, Warrants or Convertible
Securities outstanding on the Original Warrant Issue Date;

                         (2)  to directors, officers or employees of, or
consultants to, the Company pursuant to any plan or agreement approved by the Board of Directors, subject to adjustment for all subdivisions and combinations;

                         (3)  upon any event for which adjustment is made
pursuant to Section 3 hereof;

                         (4)  by way of dividend or other distribution on shares
excluded from the definition of Additional Shares of Common Stock by the foregoing clauses (i), (ii) or (iii) or this clause (iv) or on shares of Common Stock so excluded;

                         (5)  pursuant to any equipment leasing, borrowing or
similar transaction approved by the Board of Directors; provided, however, that for the three year period commencing on the Original Warrant Issue Date, shares issued or issuable pursuant to such transactions shall not exceed a number equal to five percent (5%) of the then issued and outstanding Common Stock; or

                         (6)  in connection with any transaction approved by the
written consent of the holders of the Warrants representing at least two-thirds of Common Stock then issuable upon exercise of the Warrants.

               (b) NO ADJUSTMENT OF STOCK PURCHASE PRICE. No adjustment of the Stock Purchase Price shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share for an Additional Share of Common Stock issued or deemed to be issued by the Company is less than the Stock Purchase Price in effect on the date of the issue of such Additional Shares.

               (c) ISSUANCE OF SECURITIES DEEMED TO BE AN ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK.

                    (i) In the event the Company at any time or from time to time after the Original Warrant Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

                         (1)  no further adjustment in the Stock Purchase Price
shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

                         (2)  if such Options or Convertible Securities by their
terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Company or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof, the applicable Stock Purchase Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

                         (3)  upon the expiration of any such Options or any
rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Stock Purchase Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

                              a.   in the case of Convertible Securities or
Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Company upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Company upon such conversion or exchange, and

                              b.   in the case of Options for Convertible
Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Company for the Additional Shares of Common Stock actually deemed to have been then issued was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Company upon the issue of the Convertible Securities with respect to which such Options were actually exercised.

                    (ii) No readjustment pursuant to clause (3) above shall have the effect of increasing the Stock Purchase Price to an amount which exceeds the lower of (x) such Stock Purchase Price on the original adjustment date, or (y) such Stock Purchase Price that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date.

                    (iii) In the case of any Options which expire by their terms not more than 30 days after the date of issue thereof, no adjustment of the Stock Purchase Price shall be made until the expiration or exercise of all such Options; provided, however, that this clause (iii) shall not apply to Options that are issued within 30 days of a transaction described under Section 3.4(c)(i) hereof.

               (d) ADJUSTMENT OF STOCK PURCHASE PRICE UPON ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK. In the event this Company shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.4(c)) without consideration or for a consideration per share less than the Stock Purchase Price in effect on the date of such issue, then and in such event, such Stock Purchase Price, as applicable, shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying the Stock Purchase Price by a fraction:

                    (i) the numerator of which shall be (i) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock (calculated on a fully diluted basis assuming the exercise or conversion of all Options, Warrants or Convertible Securities which are exercisable or convertible at the time such calculation is being made), plus (ii) the number of shares of Common Stock which the net aggregate consideration, if any, received by the Company for the total number of such Additional Shares of Common Stock so issued would purchase at the Stock Purchase Price in effect immediately prior to such issuance, and

                    (ii) the denominator of which shall be (iii) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock (calculated on a fully diluted basis assuming the exercise or conversion of all Options, Warrants or Convertible Securities which are exercisable or convertible at the time such calculation is being made), plus (iv) the number of such Additional Shares of Common Stock so issued.

               (e)  DETERMINATION OF CONSIDERATION.  For purposes of this
Section 3.4, the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

                    (i)   CASH AND PROPERTY.  Such consideration shall:

                         (1)  insofar as it consists of cash, be computed at the
aggregate amount of cash received by the Company excluding amounts paid or payable for accrued interest or accrued dividends;

                         (2)  insofar as it consists of property other than
cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

                         (3)  in the event Additional Shares of Common Stock are
issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board of Directors.

                    (ii) OPTIONS AND CONVERTIBLE SECURITIES. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.4(c)(i), relating to Options and Convertible Securities, shall be determined by dividing:

                         (1)  the total amount, if any, received or receivable
by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

                         (2)  the maximum number of shares of Common Stock (as
set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

          3.5 NOTICE OF ADJUSTMENT. Upon any adjustment of the Stock Purchase Price or any increase or decrease in the number of shares purchasable upon the exercise of this Warrant, the Company shall give written notice thereof, by first class mail, postage prepaid, addressed to the registered Holder of this Warrant at the address of such Holder as shown on the books of the Company. The notice shall be signed by the Company's chief executive officer and shall state the Stock Purchase Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of this Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

          3.6  OTHER NOTICES.  If at any time:

               (a) the Company shall declare any cash dividend upon its Common Stock;

               (b) the Company shall declare any dividend upon its Common Stock payable in stock or make any special dividend or other distribution to the holders of its Common Stock;

               (c) the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights;

               (d) there shall be any capital reorganization or reclassification of the capital stock of the Company; or consolidation or merger of the Company with, or sale of all or substantially all of its assets to, another corporation; or

               (e) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, in any one or more of said cases, the Company shall give, by first class mail, postage prepaid, addressed to the Holder of this Warrant at the address of such Holder as shown on the books of the Company, (i) at least twenty (20) days' prior written notice of the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, and (ii) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, at least twenty (20) days' prior written notice of the date when the same shall take place. Any notice given in accordance with the foregoing clause (i) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Stock shall be entitled thereto. Any notice given in accordance with the foregoing clause (ii) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, winding-up or conversion, as the case may be.

          3.7 CERTAIN EVENTS. If any change in the outstanding Common Stock of the Company or any other event occurs as to which the other provisions of this
Section 3 are not strictly applicable or if strictly applicable, would not fairly protect the purchase rights of the Holder of the Warrant in accordance with such provisions, then the Board of Directors of the Company shall in good faith make an adjustment in the number and class of shares available under the Warrant, the Stock Purchase Price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as will give the Holder of the Warrant upon exercise for the same aggregate Stock Purchase Price the total number, class and kind of shares as he would have owned had the Warrant been exercised prior to the event and had he continued to hold such shares until after the event requiring adjustment.

     4. ISSUE TAX. The issuance of certificates for shares of Common Stock upon the exercise of the Warrant shall be made without charge to the Holder of the Warrant for any issue tax (other than any applicable income taxes) in respect thereof; PROVIDED, HOWEVER, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the then Holder of the Warrant being exercised.

     5. CLOSING OF BOOKS. The Company will at no time close its transfer books against the transfer of any warrant or of any shares of Common Stock issued or issuable upon the exercise of any warrant in any manner which interferes with the timely exercise of this Warrant.

     6. NO VOTING OR DIVIDEND RIGHTS; LIMITATION OF LIABILITY. Nothing contained in this Warrant shall be construed as conferring upon the holder hereof the right to vote or to consent or to receive notice as a stockholder of the Company or any other matters or any rights whatsoever as a stockholder of the Company.

No dividends or interest shall be payable or accrued in respect of this Warrant or the interest represented hereby or the shares purchasable hereunder until, and only to the extent that, this Warrant shall have been exercised. No provisions hereof, in the absence of affirmative action by the holder to purchase shares of Common Stock, and no mere enumeration herein of the rights or privileges of the holder hereof, shall give rise to any liability of such holder for the Stock Purchase Price or as a stockholder of the Company, whether such liability is asserted by the Company or by its creditors.

     7. WARRANT TRANSFERABLE. Subject to compliance with applicable federal and state securities laws, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the holder hereof (except for transfer taxes), upon surrender of this Warrant properly endorsed; provided, however, that no transfer of rights hereunder to purchase less than 25,000 shares of Common Stock shall be effective without the prior written consent of the Company and any such purported transfer without the Company's consent shall be void. Subject to the foregoing restrictions, each taker and holder of this Warrant, by taking or holding the same, consents and agrees that this Warrant, when endorsed in blank, shall be deemed negotiable, and that the holder hereof, when this Warrant shall have been so endorsed, may be treated by the Company, at the Company's option, and all other persons dealing with this Warrant as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented by this Warrant, or to the transfer hereof on the books of the Company any notice to the contrary notwithstanding; but until such transfer on such books, the Company may treat the registered owner hereof as the owner for all purposes.

     8. RIGHTS AND OBLIGATIONS SURVIVE EXERCISE OF WARRANT. The rights and obligations of the Company, of the holder of this Warrant and of the holder of shares of Common Stock issued upon exercise of this Warrant, referred to in
Section 7 shall survive the exercise of this Warrant.

     9.   CALL OF WARRANT; EARLY TERMINATION.

          9.1 GENERAL. This Warrant may be called by the Company at any time after the closing sales price of the Company's Common Stock as reported on the Nasdaq National Market for each trading day during any ninety (90) trading day period exceeds $15.00 per share (subject to adjustment for stock splits, stock dividends or reorganizations) during the Exercise Period. The Company may thereafter exercise its right to call this Warrant by providing written notice to the Holder of this Warrant, by first class mail, postage prepaid, addressed to the Holder at the address of such Holder as shown on the books of the Company, at least ten (10) days' prior to the day specified by the Company for termination of this Warrant (the "Call Date"). Such notice shall specify the Call Date and shall summarize the procedures for exercise of this Warrant prior to the Call Date. If the Company elects to call this Warrant pursuant to this
Section 9.1, the Company must call the entire Warrant. This Warrant shall terminate at 5:00 p.m. (Pacific Time) on the Call Date; and upon such termination, the Holder shall have no further rights hereunder.

          9.2  NET EXERCISE.  In the event that this Warrant is called
pursuant to Section 9.1 at any time after          , 1999, in lieu of
exercising this Warrant by payment of cash, the Holder may elect to receive shares equal to the value (as determined below) of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with the properly endorsed Form of Subscription and notice of such election in which event the Company shall issue to the Holder a number of shares of Common Stock computed using the following formula:

          X = Y (A - B)
              ---------
                 A

          Where     X =  the number of shares of Common Stock to be issued
                         to the Holder

                    Y = the number of shares of Common Stock purchasable under the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being canceled (at the date of such calculation)

                    A = the fair market value of one share of the Company's Common Stock (at the date of such calculation)

                    B = Stock Purchase Price (as adjusted to the date of such calculation)

     For the purposes of this Section 9, the fair market value of one share of Common Stock shall be (a) two times the Stock Purchase Price during the first and second years of the Exercise Period and (b) three times the Stock Purchase Price during the third through sixth years of the Exercise Period. This net exercise provision shall not be available in the event of any Call
Date prior to          , 1999.

     10. MODIFICATION AND WAIVER. This Warrant and any provision hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of the same is sought.

     11. NOTICES. Any notice, request or other document required or permitted to be given or delivered to the holder hereof or the Company shall be delivered or shall be sent by certified mail, postage prepaid, to each such holder at its address as shown on the books of the Company or to the Company at the address indicated therefor in the first paragraph of this Warrant or such other address as either may from time to time provide to the other.

     12. BINDING EFFECT ON SUCCESSORS. This Warrant shall be binding upon any corporation succeeding the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets. All of the obligations of the Company relating to the Common Stock issuable upon the exercise of this Warrant shall survive the exercise and termination of this Warrant. All of the covenants and agreements of the Company shall inure to the benefit of the successors and assigns of the holder hereof.

     13. DESCRIPTIVE HEADINGS AND GOVERNING LAW. The description headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The corporate law of the State of Delaware shall govern all issues concerning the relative rights of the Company and the Holder. All other questions concerning the construction, validity and interpretation of this Warrant shall be construed and interpreted according to the law of the State of California, without giving effect to its conflict of law provisions.

     14. LOST WARRANTS. The Company represents and warrants to the Holder hereof that upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of any such loss, theft or destruction, upon receipt of an indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Warrant, the Company, at its expense, will make and deliver a new Warrant, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Warrant.

     15. FRACTIONAL SHARES. No fractional shares shall be issued upon exercise of this Warrant. The Company shall, in lieu of issuing any fractional share, pay the holder entitled to such fraction a sum in cash equal to such fraction multiplied by the then effective Stock Purchase Price.

     IN WITNESS WHEREOF, the Company has caused this Warrant to be duly
executed by its officers, thereunto duly authorized this     day of       ,
1998.

                                  CORVAS INTERNATIONAL, INC.


                                  By:
                                      -------------------------------------
                                      RANDALL E. WOODS
                                      President and Chief Executive Officer


   Attest:


   ----------------------------------
   Jean S. Ellis, Corporate Secretary

                                     C-12